United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY BOARD

OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors (“Board”) met on June 24, 2025, by electronic resolution, pursuant to Article 12, §1º of the Bylaws of Vale S.A. (“Vale”), being present Messrs. Daniel André Stieler (”DS”) – Chairman, Marcelo Gasparino da Silva – Vice-Chairman (“MG”), André Viana Madeira (“AM”), Anelise Quintão Lara (“AL”), Fernando Jorge Buso Gomes (“FB”), Franklin Lee Feder (“FF”), Heloísa Belotti Bedicks (“HB”), João Luiz Fukunaga (“JF”), Manuel Lino Silva de Sousa Oliveira (“OO”), Rachel de Oliveira Maia (“RM”), Reinaldo Duarte Castanheira Filho (“RC”), Shunji Komai (“SK”), and Wilfred Theodoor Bruijn (“WB”). The works were secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale. Consequently, the Board deliberated the following subject: “CHAIRMAN VBM – With the favorable opinions of the Indication and Governance Committee and the People and Compensation Committee, the Board of Directors, unanimously, approved (i) the departure of Mr. Mark Cutifani from the position of Chairman of the Board of Directors of Vale Base Metals Limited ("VBM") a subsidiary of Vale, as of 07.31.2025, as well as the conditions of his departure; and (ii) the appointment of Mr. Gustavo Pimenta, currently a member of the Board of Directors of VBM, to occupy the position of Chairman of the aforementioned collegiate, as of 08.01.2025; all under the terms proposed in the material made available to the Board Members on the Governance Portal.” I certify that the above resolution reflects the decision taken by the Board of Directors.

Rio de Janeiro, RJ, June 24, 2025.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 25, 2025		Director of Investor Relations